

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 4561

December 16, 2008

Frederick D. Shepherd, Jr.
Chief Executive Officer and Chief Financial Officer
Community First Bancorporation
449 Highway 123 Bypass
Seneca, SC 29678

> **Re: Community First Bancorporation**
> **Preliminary Proxy Statement on Schedule 14A**
> **Filed December 9, 2008**
> **File No. 000-29640**

Dear Mr. Shepherd:

    We have completed our review of your Preliminary Proxy Statement on Schedule 14A and have no further comments at this time.

                                        Sincerely,

                                        Kathryn McHale
                                        Staff Attorney